MetLife Insurance Company USA

11225 North Community House Road

Charlotte, North Carolina 28277

December 9, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MetLife Insurance Company USA the “Registrant”)
Form S-3 Registration Statement
Pre-Effective Amendment No. 1 under the Securities Act of 1933
File No. 333-207091

Dear Sir or Madam:

The Registrant filed Pre-Effective Amendment No. 1 under the Securities Act of 1933, as amended, to the above-referenced Registration Statement on Form S-3 on December 9, 2015.

In connection with this filing, the Registrant acknowledges that:

1.

should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gregory E. Illson

Gregory E. Illson

Vice President